SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
SHU DU *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	LOS ANGELES
EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
PALOMA P. WANG
BEIJING
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYER		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
	January 15, 2021	TOKYO

VIA EDGAR

Ms. Asia Timmons-Pierce

Ms. Erin Purnell

Ms. Melissa Raminpour

Ms. Effie Simpson

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	RLX Technology Inc. (CIK No. 0001828365)
Registration Statement on Form F-1

Dear Ms. Timmons-Pierce, Ms. Purnell, Ms. Raminpour and Ms. Simpson:

On behalf of our client, RLX Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comment contained in the letter from the staff of the Commission (the “Staff”) dated January 13, 2021. To facilitate the

Staff’s review, we are separately delivering to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed on December 31, 2020, and two copies of the filed exhibits.

The Staff’s comment from its letter dated January 13, 2021 is repeated below in bold and is followed by the Company’s response. The Company has included page reference in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the Staff that the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about January 20, 2021. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Comment in Letter Dated January 13, 2021

Compensation of Directors and Executive Officers, page 161

1.                                      Please update your executive compensation disclosure to reflect the last completed fiscal year. Refer to Item 6.B of Form 20-F

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 164 of the Registration Statement.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Ying (Kate) Wang, Chairperson of the Board of Directors and Chief Executive Officer, RLX Technology Inc.
Yueduo (Rachel) Zhang, Head of Finance, RLX Technology Inc.
Sean Dai, General Counsel, RLX Technology Inc.
Charline Ni, Partner, PricewaterhouseCoopers Zhong Tian LLP
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Benjamin Su, Esq., Partner, Latham & Watkins LLP
Zheng Wang, Esq., Counsel, Latham & Watkins LLP